EXHIBIT 21.1
TRIDENT MICROSYSTEMS, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Percentage
Trident Microsystems (Far East) Ltd.	Cayman Islands, B.W.I.	100%

Trident Technologies, Inc.	Taiwan, R.O.C.	99.99%

Trident Microelectronics Ltd.	Taiwan, R.O.C.	100%

Trident Multimedia Technologies (Shanghai) Co. Ltd.	People’s Republic of China	100%